Exhibit 99.1

Sky-mobi Limited Announces First Quarter 2015 Unaudited Financial Results

1Q15 Total Revenue Up 81.2% YoY to RMB233.0 Million

1Q15 Revenue from Smartphone Business Up 150.5% YoY to RMB219.3 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 26, 2015

HANGZHOU, China, May 26, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform and game publisher in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

●	Total revenue increased by 81.2% to RMB233.0 million (US$37.6 million) from RMB128.6 million in the prior year period.

●	Revenue from smartphone business increased by 150.5% to RMB219.3 million (US$35.4 million), or 94.1% of total revenue, from RMB87.5 million, or 68.1% of total revenue in the prior year period.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “We are very pleased with our first quarter 2015 financial and operational results, which demonstrate our continued success in developing our smartphone business and strengthening our game publishing capabilities. Since the second half of 2014, we have made tremendous advances in developing Zimon, an innovative open-source mobile game platform which seamlessly integrates our marketing solutions, data analytics tools and payment solutions. We hope that by offering such a pioneering platform, we will be able to help an increasing number of content providers and small- to medium-sized developers streamline their product promotions through Sky-mobi’s diversified distribution channels. In addition, we have begun several new strategic initiatives that will enhance our long-term growth, including, among others, the introduction of ARIA Desktop which was designed to increase productivity, improve customer experience for overseas users, our strengthened execution to bring high quality foreign casual games into the China market, as well as our intensified efforts to expand our mobile data services where we act as a third-party mobile data provider. We are confident that by continuing to execute upon our expansion strategy, we will further grow our base of grassroots users.”

Mr. Fischer Xiaodong Chen, chief financial officer of the Company, commented, “Largely driven by the increasing popularity and strong revenue growth of our smartphone business, we have witnessed significant improvements in our financial results during the first quarter of 2015. Specifically, revenue from our smartphone business accounted for over 94% of our total revenue for the three months ended March 31, 2015, and our revenue from single-player games amounted to over 194.9 million RMB, representing over 144.4% year-over-year growth. Looking ahead, we firmly believe that by consistently focusing on platform expansion and operational discipline, we will be able to benefit from improved economies of scale and deliver sustainable shareholder value.”

First Quarter 2015 Financial Results

Total Revenue

Total revenue increased by 13.8% to RMB233.0 million (US$37.6 million) fromRMB204.7 million in the previous quarter, and increased by 81.2% from RMB128.6 million in the prior year period. The increase was largely driven by the continued strong growth of the Company’s smartphone business.

Revenue from smartphone business increased by 20.8% to RMB219.3 million (US$35.4 million), or 94.1% of total revenue, from RMB181.6 million in the previous quarter, or 88.7% of total revenue; and increased by 150.5% from RMB87.5 million in the prior year period, or 68.1% of total revenue. The increase was mainly attributable to the Company’s increasing efforts in publishing single-player games both over the Maopao platform1 and through third-party distribution channels.

Revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “other revenue”. Revenue from single-player games increased by 24.7% to RMB194.9 million (US$31.4 million) from RMB156.3 million in the previous quarter, and increased by 144.4% from RMB79.8 million in the prior year period. ARPU2 for single-player games increased to RMB10.3 from RMB10.0 in the previous quarter. Revenue from multiplayer games was RMB22.8 million (US$3.7 million), compared to RMB23.3 million in the previous quarter and RMB31.6 million in the prior year period. ARPU for multiplayer games was RMB169.6, compared to RMB175.8 in the previous quarter. Other revenue was RMB15.3 million (US$2.5 million), as compared to RMB25.1 million in the previous quarter and RMB17.2 million in the prior year period.

Cost of Revenue and Gross Profit

Total cost of revenue was RMB185.3 million (US$29.9 million), as compared to RMB162.9 million in the previous quarter and RMB96.0 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue was RMB184.9 million (US$29.8 million), as compared to RMB162.9 million in the previous quarter and RMB95.8 million in the prior year period. Non-IFRS cost of revenue was composed of non-IFRS cost associated with payments to industry participants and non-IFRS direct cost as further discussed below.

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1 “Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, Maopao Desktop and Zimon.

2 “ARPU” stands for average revenue per paying user.

Non-IFRS cost associated with payments to industry participants was RMB178.8 million (US$28.8 million), as compared to RMB155.3 million in the previous quarter and RMB89.2 million in the prior year period. The increase was primarily due to increased channel costs, which grew largely in line with revenue.

Non-IFRS direct cost was RMB6.1 million (US$1.0 million), as compared to RMB7.6 million in the previous quarter and RMB6.6 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao platform. The decrease in non-IFRS direct cost was due to the decreases in employee-related expenses as a result of the Company’s headcount restructuring in an effort to achieve greater efficiency.

Non-IFRS gross profit increased by 15.2% to RMB48.1 million (US$7.8 million) from RMB41.7 million in the previous quarter, and increased by 46.6% from RMB32.8 million in the prior year period. Non-IFRS gross margin increased to 20.6% from 20.4% in the previous quarter; non-IFRS gross margin was 25.5% in the prior year period. The year-over-year decrease in non-IFRS gross margin was primarily due to the higher revenue contribution of the Company’s smartphone business. The Company’s smartphone business in general has a lower profit margin compared to its feature phone business as the Company generally offers more attractive revenue sharing arrangements to its smartphone content providers and handset companies.

Operating Expenses and Profit from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB40.6 million (US$6.5 million), as compared to RMB32.2 million in the previous quarter and RMB31.8 million in the prior year period.

Total non-IFRS operating expenses were RMB35.2 million (US$5.7 million), as compared to RMB32.8 million in the previous quarter and RMB27.8 million in the prior year period. The increase in total non-IFRS operating expenses was mainly due to the increased marketing and promotion expenses to promote the Company’s Maopao platform and products, as well as the expansion of its product development team to support its expanding smartphone business.

Profit from operations was RMB7.2 million (US$1.2 million), as compared to RMB9.6 million in the previous quarter and RMB0.8 million in the prior year period.

Non-IFRS profit from operations increased by 44.5% to RMB12.9 million (US$2.1 million) from RMB9.0 million in the previous quarter, and increased by 158.5% from RMB5.0 million in the prior year period.

Net Profit

Net profit was RMB14.2 million (US$2.3 million), as compared to RMB20.8 million in the previous quarter; net profit increased by 207.7% from RMB4.6 million in the prior year period. Basic and diluted EPS were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, which represents the equivalent of RMB0.51 (US$0.08) and RMB0.51 (US$0.08) per ADS, respectively.

Non-IFRS net profit was RMB20.0 million (US$3.2 million), as compared toRMB20.2 million in the previous quarter; non-IFRS net profit increased by 125.0% from RMB8.9 million in the prior year period. Non-IFRS basic and diluted earnings per common share were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively, which represents the equivalent of RMB0.71 (US$0.11) and RMB0.71 (US$0.11)per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the first quarter 2015 was 27,807,989 and 27,874,209, respectively.

Common Shares

Sky-mobi had approximately 223.1 million common shares outstanding as of March 31, 2015, or the equivalent of approximately 27.9 million ADSs outstanding.

Other Operating Data

	For the three months ended
	December 31, 2014	March 31, 2015
Maopao Platform
Average MAU[3] (in thousands)	33,686	37,742

Single-player games
Average ARPU (RMB)	10.0	10.3

Multiplayer games
Average ARPU (RMB)	175.8	169.6

Extension of Share Repurchase Program

The Company also announced today that its board of directors has authorized the extension of its existing repurchase program under which the Company may repurchase up to US$20 million of its ADSs to May 25, 2016. The Company expects to purchase shares on the open market, in privately negotiated transactions or otherwise in compliance with all the conditions of Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate. The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company’s discretion without prior notice.

Business Outlook

Since the second quarter of 2015, each of the three mobile carriers in China (China Mobile, China Unicom and China Telecom) has implemented various measures, including but not limited to temporarily suspending certain of their billing and payment channels and introducing an additional mandatory payment verification step to the payment process. While these measures strengthened the payment system security and partially addressed subscriber complaints, they have discouraged mobile subscribers from purchasing mobile content from mobile application providers, including Sky-mobi, resulting in lost revenue of these mobile application providers.

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3“MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAU during that period.

As it relies primarily on China Mobile, China Unicom and China Telecom for billing and payment collection, Sky-mobi expects that its results of operations starting from the second quarter of 2015 to be materially and adversely affected by these new policies. Sky-mobi is assessing and will continue to assess the impact of these new policies and their implication on its business. In addition, Sky-mobi is in the process of expanding its overseas operations, launching a series of new smartphone games on both iOS and Android platforms and growing its mobile data solution businesses in the coming months, which it believes will partially offset the impact of these recent policy changes by the three major mobile carriers.

Conference Call and Webcast

The Company will hold a conference call on Tuesday, May 26, 2015 at 8:00 am Eastern Time, or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852 3018-6776
Conference ID:	# 44140032

The replay will be accessible through June 2, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	# 44140032

A live and archived webcast of the conference call will be available on the Company’s investor relation website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the exchange rate at March 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,”“believes,”“expects,”“anticipates,”“intends,”“estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

Chenjiazi Zhong

ICR, Inc.

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	128,564	204,675	233,008	37,588
Cost of revenue	(96,006)	(162,936)	(185,254)	(29,884)
Gross profit	32,558	41,739	47,754	7,704

Research and development expenses	(9,119)	(8,042)	(12,451)	(2,009)
Sales and marketing expenses	(9,994)	(10,329)	(13,230)	(2,134)
General and administrative expenses	(14,492)	(14,408)	(16,103)	(2,598)
Other income and expense	1,799	603	1,225	198
Total operating expenses	(31,806)	(32,176)	(40,559)	(6,543)
Profit from operations	752	9,563	7,195	1,161

Other gains and losses	5,910	4,797	6,523	1,052
Impairment loss on investments in associates	-	-	(2,222)	(358)
Share of results of associates	(962)	6,779	4,690	757
Profit before tax	5,700	21,139	16,186	2,612
Income tax expenses	(1,071)	(360)	(1,941)	(313)
Profit for the period	4,629	20,779	14,245	2,299

Total comprehensive profit for the period	4,629	20,779	14,245	2,299

Profit and total comprehensive income attributable to: - Owners of the Company	4,765	21,123	14,669	2,367
- Non-controlling interests	(136)	(344)	(424)	(68)
	4,629	20,779	14,245	2,299

Earnings per common share
Basic	0.02	0.09	0.06	0.01
Diluted	0.02	0.09	0.06	0.01

Weight average number of ADS
Basic	29,392,071	27,749,946	27,807,989
Diluted	29,656,888	27,854,242	27,874,209

Weight average number of shares
Basic	235,136,572	221,999,567	222,463,910
Diluted	237,255,104	222,833,933	222,993,672

Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(96,006)	(162,936)	(185,254)	(29,884)
Less: share-based compensation expenses	243	(1)	336	54
Non-IFRS cost of revenue	(95,763)	(162,937)	(184,918)	(29,830)

IFRS gross profit	32,558	41,739	47,754	7,704
Add: share-based compensation expenses	243	(1)	336	54
Non-IFRS gross profit	32,801	41,738	48,090	7,758

Total IFRS operating expenses	(31,806)	(32,176)	(40,559)	(6,543)
Less: share-based compensation expenses	4,008	(609)	5,402	871
Total non-IFRS operating expenses	(27,798)	(32,785)	(35,157)	(5,672)

IFRS profit from operations	752	9,563	7,195	1,161
Add: share-based compensation expenses	4,251	(610)	5,738	925
Non-IFRS profit from operations	5,003	8,953	12,933	2,086

IFRS net profit for the period	4,629	20,779	14,245	2,299
Add: share-based compensation expenses	4,251	(610)	5,738	926
Non-IFRS net profit for the period	8,880	20,169	19,983	3,225

Non-IFRS earnings per common share
Basic	0.04	0.09	0.09	0.01
Diluted	0.04	0.09	0.09	0.01

Weight average number of shares
Basic	235,136,572	221,999,567	222,463,910
Diluted	237,255,104	222,833,933	222,993,672

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	December 31,	March 31,	March 31,
	2014	2015
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	204,967	135,362	21,836
Term deposits	282,383	369,427	59,595
Investment at fair value through profit or loss	21,373	28,702	4,630
Trade and other receivables	234,962	246,711	39,798
Amounts due from related parties	5,524	7,879	1,271
Total current assets	749,209	788,081	127,130

Non-current assets
Property and equipment	8,886	8,601	1,387
Investments in associates	105,486	107,954	17,415
Investments in funds	9,178	12,284	1,982
Available-for-sale investments	50	50	8
Other non-current assets	2,512	2,458	397
Deferred tax assets	2,746	2,746	443
Total non-current assets	128,858	134,093	21,632

Total assets	878,067	922,174	148,762

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	232,747	239,920	38,703
Income tax liabilities	7,029	8,226	1,327
Amounts due to related parties	26,968	44,707	7,212
Deferred revenue	3,767	3,659	590
Total current liabilities	270,511	296,512	47,832

Total liabilities	270,511	296,512	47,832

Equity
Share capital	81	81	13
Share premium	600,147	602,854	97,250
Reserves	152,902	154,037	24,849
Deficit	(149,653)	(134,984)	(21,775)
Equity attributable to owners of the Company	603,477	621,988	100,337
Non-controlling interests	4,079	3,674	593
Total equity	607,556	625,662	100,930

Total equity and liabilities	878,067	922,174	148,762